UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

BESPOKE TRICYCLES, INC.

(Name of Issuer)

Shares of Common Stock, $0.001 Par Value

(Title of Class of Securities)

08634P 101

 (CUSIP Number)

Albert Mitrani

Chief Executive Officer

Bespoke Tricycles, Inc.

4045 Sheridan Avenue, Suite 239

Miami, Florida 33140

(305)-370-0482

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 6, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Cusip No. 08634P 101

1.		NAME OF REPORTING PERSONS Albert Mitrani I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,160,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,160,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,160,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%
14.		TYPE OF REPORTING PERSON IN

* Based on 5,200,000 shares of common stock which are outstanding as of August 7, 2015.

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EXPLANATORY NOTE

This Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on behalf of Albert Mitrani (the "Reporting Person"), with respect to the common stock of Bespoke Tricycles, Inc. (the "Issuer") filed with the SEC on June 30, 2015 (the "Schedule 13D"), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

On August 6, 2015, the Reporting Person returned 3,340,000 shares of Common Stock to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of August 7, 2015, the Reporting Person is deemed the beneficial owner of 4,160,000 shares of Common Stock representing 80.0% of the Common Stock based on 5,200,000 shares of Common Stock outstanding as of August 7, 2015.

(b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 4,160,000 shares of Common Stock.

(c) Other than reported above in Item 3 and other than the Reporting Person's purchase of 7,500,000 shares of Common Stock from John Goodhew on June 24, 2015 as reported in the Schedule 13D filed with the SEC on June 30, 2015, during the past 60 days, the Reporting Person affected no transactions in the Issuer's Common Stock.

(d) No other entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are held by the Reporting Person.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2015	/s/ Albert Mitrani
Albert Mitrani

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